SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2019

Anchiano Therapeutics Ltd.

(Translation of registrant’s name into English)

1/3 High-Tech Village, Givat Ram, P.O. Box 39264

Jerusalem, 9139102 Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Further to its Current Report on Form 6-K, dated May 28, 2019, Anchiano Therapeutics Ltd. (the “Company”) announces the following results of its 2019 Annual General Meeting of Shareholders (the “Meeting”) which was held on July 2, 2019:

•	In respect of Proposal 1 – The required majority of shareholders who participated in the Meeting voted to re-elect Dr. Frank Haluska, Dr. Stephen Hoffman, Mr. Robert Connelly, Mr. Reginald Hardy, Dr. Lawrence Howard, Mr. Isaac Kohlberg and Mr. Dennison Veru as directors of the Company.

•	In respect of Proposal 2 – The required majority of shareholders who participated in the Meeting voted to approve the compensation package for the Company’s directors, as described in the proxy statement provided to shareholders.

•	In respect of Proposal 3 – The required majority of shareholders who participated in the Meeting voted to approve the compensation package payable to Dr. Frank Haluska, the Company’s Chief Executive Officer, as described in the proxy statement provided to shareholders.

•	In respect of Proposal 4 – The required majority of shareholders who participated in the Meeting voted to approve an amended Compensation Policy in the form attached to the proxy statement provided to shareholders.

•	In respect of Proposal 5 – The required majority of shareholders who participated in the Meeting voted to re-appoint Somekh Chaikin, Certified Public Accountants (Isr.), a member firm of KPMG International, as the Company’s independent registered public accounting firm for the year ending December 31, 2019 and authorize the Audit Committee of the Board of Directors to fix the compensation of said auditors in accordance with the scope and nature of their services.

This Form 6-K is hereby incorporated by reference into all effective registration statements filed by the Company under the Securities Act of 1933, as amended.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Anchiano Therapeutics Ltd.

By:	/s/ Dr. Frank G. Haluska
Dr. Frank G. Haluska
Chief Executive Officer

Dated July 8, 2019